Exhibit 99.1 Press release

WiLAN Subsidiary Polaris Signs License Agreement with NVIDIA

Parties Settle All Pending Litigations

OTTAWA, Canada – April 23, 2019 – Wi-LAN Inc. (“WiLAN”), a Quarterhill Inc. ("Quarterhill") company (TSX: QTRH) (NASDAQ: QTRH), today announced that WiLAN’s wholly-owned subsidiary, Polaris Innovations Limited (“Polaris”), has granted a term license for certain patents owned by Polaris to NVIDIA Corporation (“NVIDIA”) as well as options for NVIDIA to renew through the life of the patents.  The licensed patents relate to memory interface technology and are part of the portfolio that Polaris acquired from Infineon Technologies in June 2015. The license fees payable to Polaris are confidential.

The license also settles all litigations pending between the parties in the US Federal Court for the Northern District of California, the District Court of Dusseldorf, Germany and the Inter Partes Review proceedings at the Patent Trial and Appeal Board of the United States Patent Office, some of the written decisions of which are under appeal at the US Court of Appeals for the Federal Circuit.  On March 28, 2019, the District Court of Dusseldorf found that one of the German patents asserted by Polaris against NVIDIA was infringed and would be provisionally enforceable inter alia by an injunction in favor of Polaris, upon Polaris posting a security bond and pending further proceedings in Munich. Subject to the terms of the license agreement however, the injunction granted by the Dusseldorf Court shall not be enforced by Polaris, and NVIDIA is not pursuing further proceedings to overturn the District Court decision.

“We are very pleased to have reached a comprehensive resolution with NVIDIA with respect to the Polaris memory interface patents,” said Michael Vladescu, President and CEO of WiLAN.  “We believe this license further demonstrates the strength and breadth of the Polaris Portfolio which has now been licensed to numerous companies in various industry sectors including consumer electronics, semiconductor foundry, multimedia processors, DRAM and now graphics processors.”

About WiLAN

WiLAN, a Quarterhill company, is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios. The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. For more information: www.wilan.com.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated

Press release

management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and WiLAN in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and WiLAN believe are appropriate in the circumstances. Many factors could cause actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.com. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or WiLAN’s forward-looking statements. Neither Quarterhill nor WiLAN has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com